SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

March 31st, 2003

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.  20549

Re:      Credicorp Ltd. - Report on Form 6-K

Dear Sirs:

On  behalf  of  Credicorp  Ltd.  (the  “Company”),  I hereby  notify  you of the following  Material Event on the Company's  Report on Form 6-K (the “Form 6-K”).
The attached  Material Event (“Hecho de Importancia”) are being furnished to the
Securities  and Exchange  Commission  pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of the following:

Notice of Material  Event,submitted to CONASEV and the “Bolsa de Valores de Lima on March 31, 2003.

Please  direct any questions or comments you may have  regarding  this filing to the undersigned at 156 Calle Centenario, La Molina, Lima - 12 Peru.

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

Credicorp Ltd.

                                Name: Ray Campos
                                Title:  Authorized Representative

March 31st, 2003
Comisión Nacional Supervisora
de Empresas y Valores
CONASEV

Reference: Material Event

Dear Sirs:

Our company,  Credicorp Ltd.  (NYSE:  BAP) in accordance  with article 28 of the
Peruvian  Capital Market Law and the CONASEV  resolution N°  107-2002-EF/94.10.0
(The Rule), hereby notify you of the following “Material Event”:

In the  Annual  Shareholder's  Meeting,  held on March  28,  2003 the  following agreements were approved with the required quorum being represented:

     1.   The 2002 Annual Report
     2.   The consolidated financial statements, including the Balance Sheet and the Profit and Loss Statement for the year ended on December 31, 2002, in  addition to the Report of the  external  auditors,  Dongo - Soria,
          Gaveglio y Asociados, a member firm of PricewaterhouseCoopers.
     3.   Medina, Zaldívar, Paredes y Asociados, a member firm of Ernst & Young, was designated as external auditors for the year 2003.

A cash dividend for the amount of US$ 28.3 million,  equal to US$ 0.30 per share over a total of 94,382,317  shares,  to be paid on April 30, 2003 and payable to all shareholder's  that purchase their shares up to and including April 11th and are  registered as  shareholder's  on the Company's  registry by April 16, 2003.
This  dividend was approved by the Board in a meeting held on February 27, 2003, and was announced as a Material Event promptly thereafter.

With the minutes of the meeting of the Board held on February 28, 2003,  we also included a copy of the Annual Report and the Report of the external auditors for the year 2002, according to CONASEV Resolution N° 107-2202-EF/94.10.0

Sincerely,

Fernando Palao
Credicorp Security Representative
CREDICORP LTD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2003

CREDICORP LTD.

By:	/S/ Ray Campos
Ray Campos Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.